NO ACT

PE. 1-23-08





Received SEC
FEB 07 2008
Washington, DC 20549

February 7, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

| | |
|---|---|
| Act: | 1934 |
| Section: | 13a |
| Rule: | |
| Public Availability: | 2/7/2008 |

**Re: Planet Technologies, Inc.**
**Incoming letter dated January 23, 2008**

Based on the facts presented, the Division will not object if Planet Technologies stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-KSB for the fiscal year ended December 31, 2007. In reaching this position, we note that Planet Technologies has filed a post-effective amendment removing from registration unsold securities under the 2000 S-8. We assume that, consistent with the representations made in your letter, Planet Technologies will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-KSB for the fiscal year ended December 31, 2007.

This position is based on the representations made to the Division in your letter and does not impact Rule 12h-3(e). Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

February 7, 2008

Robert W. Blanchard, Esq.
Blanchard, Krasner & French
800 Silverado Street, Second Floor
La Jolla, California 92037

**RE: Planet Technologies, Inc.**

Dear Mr. Blanchard:

In regard to your letter of January 23, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol McGee
Deputy Chief Counsel

# BLANCHARD, KRASNER & FRENCH

A PROFESSIONAL CORPORATION

TELEPHONE: (858) 551-2440
FACSIMILE: (858) 551-2434
E-MAIL: bblanchard@bkflaw.com
WEB: http://www.bkflaw.com

800 SILVERADO STREET, SECOND FLOOR
LA JOLLA, CALIFORNIA 92037

ALAN W. FRENCH
(Deceased)


January 23, 2008

**VIA EMAIL**

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

RE: **Planet Technologies, Inc. (CIK 000 0896861)**

Ladies and Gentlemen:

This letter replaces our letters dated October 26, 2007, November 15, 2007, and November 30, 2007. We are writing on behalf of Planet Technologies, Inc., a California corporation (formerly Planet Polymer Technologies, Inc.) ("***Planet***"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***SEC***") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, Planet files a certificate on Form 15 ("***Form 15***"), to suspend Planet's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), pursuant to Rule 12h-3 thereunder ("***Rule 12h-3***"), including the suspension of Planet's duty to file its Annual Report on Form 10-KSB for the year ending December 31, 2007, in connection with its common stock , no par value per share (the "***Planet Common Stock***"). Planet has filed a Form 15 on November 15, 2007, with the SEC to deregister the Planet Common Stock under Section 12(g) of the Exchange Act, pursuant to Rule 12g-4(a)(1)(i) thereunder. Upon the grant of the relief sought in this letter, Planet will file the Form 15 to deregister the Planet Common Stock pursuant to Rule 12h-3, on or before the due date for Planet's Annual Report on Form 10-KSB for the year ending December 31, 2007.

**Background**

Planet Common Stock was registered under Section 12(g) of the Exchange Act and is the only class of securities of Planet that has been registered under Section 12 of the Exchange Act. Planet has issued no other class of securities subject to the requirements of Section 15(d) of the Exchange Act.

On June 2, 2000 Planet filed a Registration on Form S-8 (the "***2000 S-8***") in connection with the 2000 Stock Incentive Plan (the "***Plan***") whereby 500,000 shares of registered Common Stock would become issuable to certain eligible persons. The 2000 S-8 incorporates by reference "all reports and other documents filed by [Planet] with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of [the Form S-8] and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold" and deems those reports to be a part thereof. On March 23, 2007 Planet filed its Form 10-KSB for the fiscal year ending December 31, 2006 (the "***2007 10-K***"). No registration statement was filed or became effective during 2007, and no registration statement was updated pursuant to Section 10(a)(3) of the Act, other than the 2000 S-8, during 2007.

Currently there are 198 record holders of Planet Common Stock, holding 3,986,368 shares. Pursuant to the Plan, Planet may and has issued options only to "employees" (as defined in Section A(1)(a) of the General Instructions to Form S-8), to purchase shares of Planet Common Stock Options for which shares were registered under the Plan are currently held by 12 persons, all of whom are current or former officers and/or directors of Planet. No options have been exercised during 2007 in reliance upon the Form S-8. Planet has filed all reports required by Section 13 for the three most recent fiscal years and the portion to date of the current year, including the January 23, 2008 filing of an amendment to its Form 8-K, filed on November 13, 2007, to include financial statements. After filing the Form 15, issuance of securities pursuant to the Plan shall comply with Rule 701 of the Securities Act of 1933, and the shares will be restricted securities.

Planet would like to suspend the reporting obligation imposed by Section 13(a) pursuant to Section 15(d), per Rule 12h-3 of the Exchange Act, by filing with the Commission, on or before the due date for Planet's Annual Report on Form 10-KSB for the year ending December 31, 2007, a Form 15 certifying that Planet satisfies Rule 12h-3(a) and (b) in that the number of record holders of Planet Common Stock is less than 300 persons and Planet has filed all reports required by Section 13 for the three most recent fiscal years and the portion of the current year.

On October 29, 2007, Planet filed a post-effective amendment to the 2000 S-8 to deregister all securities remaining unsold under the Plan.

**Analysis**

Subsections (a) and (b) of Rule 12h-3 provide that an issuer's duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act shall be immediately suspended upon filing a certification on Form 15, if with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing Form 15, or the period since the issuer became subject to such reporting.

However, Rule 12h-3(c) makes such a suspension unavailable for "any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act of 1933 or is required to be updated pursuant to Section 10(a)(3) of the Act...." Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use...."

As such, a literal interpretation of Rule 12h-3(c) would prevent Planet from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the 2007 10-K has the technical effect of updating the 2000 S-8 by reference under Section 10(a)(3).

The Staff has, on numerous occasions, indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3). In 1985, the year following revision of Rule 12h-3, the Staff stated in *C. Michael Harrington* (available January 4, 1985): "Based upon the facts presented, it is the Division's view that paragraph (c) of Rule [12h-3] is not intended to apply to a registration statement of Form S-8 which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act." The statement was made in response to a request for Staff interpretation of Rule 12h-3, in the context of "evergreen" registration statements, on Form S-8 relating to stock option plans, which are "typically updated annually pursuant to Section 10(a)(3)...." Though the hypothetical in that letter referenced the repercussions stemming from a merger, the type of technical updating of Form S-8's described mirrors that found in Planet's case.

One year after the *C. Michael Harrington* letter, in *First City Bancorp, Incorporated* (available March 12, 1986) the Staff advised that it would not recommend enforcement action on a company not filing a form 10-K for the fiscal year during which it filed a Registration Statement on Form S-8 regarding a dividend reinvestment plan, and subsequently filed two Form 15's to terminate the registration of its common stock and its reporting obligations under Section 15(d). Seventy-seven (77) shareholders made purchases under the dividend reinvestment plan, 38 of which tendered the shares back to the principal shareholder pursuant to a tender offer. The Form S-8 at issue in that matter was filed in the same year as the Form 15, not automatically updated via an "evergreen" registration statement, and the Staff still granted the desired no-action on the matter.

In *DOCData N.V. (available January 18, 2001)*, the Staff granted no-action advice to a Netherlands corporation that had fewer than 300 record holders in the U.S. and desired to cease reporting under the Exchange Act due to the high costs of continuing to file such reports, despite the fact that the corporation had an outstanding registration statement on Form S-8 which would be updated via Section 10(a)(3).

In numerous other letters, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences, and accordingly has taken a no-action position similar to that requested herein. *See: General Signal Corporation (available November 23, 1998); Hoechst Aktiengesellschaft (available January 26, 2000); GS Financial Products U.S.,L.P. (available January 31, 2000); Reynolds Metals Company (available August 11, 2000); IBM Credit LLC (available March 24, 2003); Royal Precision, Inc. (available April 9, 2003); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); 3333*

*Holding Corporation (available March 17, 2004); Galey & Lord, Inc. (available May 10, 2004); PacificCare Health Systems, Inc. (available March 16, 2006); WaveRider Communications, Inc. (available March 31, 2006); Loudeye Corp (available November 7, 2006); BH Lodging Corp (available November 8, 2006); AP AIMCAP Holdings LLC (available August 30, 2007).*

Additionally, treating the 10-KSB filed in March 2007 as an update of the 2000 S-8 via Section 10(a)(3) of the Exchange Act, such that 12h-3(c) is triggered, does not further the purpose underlying Section 15(d) of the Exchange Act.

In the proposing release to Rule 12h-3(c) (*Release No. 20263*, available October 5, 1983) the Staff states that "the purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." However, the staff noted that 12h-3 was enacted because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed, particularly where smaller companies [are] involved."

It is our view that Planet's 10-KSB filed in March 2007 should not be deemed to trigger the application of Rule 12h-3(c) because the benefit to those very few persons holding options under the Plan is outweighed by the daunting cost to Planet of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring Planet to make various filings under the Exchange Act. Conversely, Planet would undoubtedly incur substantial time and expense in preparing the required filings.

Also noted in *Release No. 20263 is* the statement that the Rule 12h-3(c) restriction is "in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." In this instance there have been and will be no shares sold pursuant to the 2000 S-8, therefore there are no investors in need of Rule 12h-3(c) protection through the end of 2007.

**Conclusion**

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, Planet files a Form 15, on or before the due date for Planet's Annual Report on Form 10-KSB for the year ending December 31, 2007, to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the Planet Common Stock, including the suspension of Planet's duty to file its Annual Report on Form 10-KSB for the year ending December 31, 2007.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email.

If you have any questions or concerns on this matter, please feel free to contact my office at 858-551-2440.

Sincerely,



Robert W. Blanchard, Esq.
for Blanchard, Krasner & French

cc: Planet Technologies, Inc.

END